UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 11-K

☒                              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from           to

Commission file number 000-50671

LIBERTY GLOBAL 401(K) SAVINGS PLAN — PUERTO RICO

(Full title of the Plan)

LIBERTY GLOBAL, INC.

(Issuer of the securities held pursuant to the Plan)

12300 Liberty Boulevard

Englewood, Colorado  80112

(Address of its principal executive office)

LIBERTY GLOBAL 401(K) SAVINGS PLAN — PUERTO RICO

Report of Independent Registered Public Accounting Firm

To Plan Participants and the Plan Committee
Liberty Global 401(k) Savings Plan — Puerto Rico:

We have audited the accompanying statements of net assets available for Plan benefits of the Liberty Global 401(k) Savings Plan — Puerto Rico (the Plan) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for Plan benefits for the year ended December 31, 2006.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for Plan benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for Plan benefits for the year ended December 31, 2006 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedules of assets (held at end of year) as of December 31, 2006 and reportable transactions for the year ended December 31, 2006 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan’s management.  These supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Anton Collins Mitchell LLP

Denver, Colorado
June 28, 2007

LIBERTY GLOBAL 401(K) SAVINGS PLAN — PUERTO RICO

Statements of Net Assets Available for Plan Benefits

	December 31,
	2006	2005
Cash, non-interest bearing	$100,413	$—

Investments, at fair value:
Liberty Media Stock Fund	—	1,002,223
Liberty Interactive Series A Common Stock Fund	548,676	—
Liberty Capital Series A Common Stock Fund	498,032	—
Liberty Global Stock Fund	1,390,193	933,467
Liberty Global, Inc. Series C Common Stock Fund	124,684	—
Mutual funds	1,418,097	1,052,677
Participant loans	305,696	273,122
Total investments	4,285,378	3,261,489

Receivables:
Participant Receivables	16,516	—
Employer Receivables	16,370	—
Total Receivables	32,886	—

Total Plan assets	4,418,677	3,261,489

Less: Payables to Participants	3,019	—

Net assets available for Plan benefits	$4,415,658	$3,261,489

See accompanying notes to financial statements.

LIBERTY GLOBAL 401(K) SAVINGS PLAN — PUERTO RICO

Statement of Changes in Net Assets Available for Plan Benefits

Year Ended December 31, 2006

Additions to net assets attributed to:
Contributions:
Participant	$451,662
Employer	448,234
Total contributions	899,896

Investment income:
Net appreciation in fair value of investments	675,177
Interest and dividend income	81,806
Total investment income	756,983

Total additions	1,656,879

Deductions from net assets attributed to:
Distributions to participants	(496,348)
Administrative expenses	(6,362)
Total deductions	(502,710)

Net decrease in net assets available for Plan benefits	1,154,169

Net assets available for Plan benefits, beginning of year	3,261,489

Net assets available for Plan benefits, end of year	$4,415,658

See accompanying notes to financial statements.

LIBERTY GLOBAL 401(K) SAVINGS PLAN — PUERTO RICO
Notes to Financial Statements

(1)  Description of the Plan

The following description of the Liberty Global 401(k) Savings Plan — Puerto Rico (the Plan) provides only general information.  The Plan was known as the Liberty Media 401(k) Savings Plan — Puerto Rico prior to January 1, 2006. Participants should refer to the Plan document for more complete information.

General

The Plan, which was established on June 7, 2004, is a defined contribution plan which enables participating employees of Liberty Cablevision of Puerto Rico, Ltd. (LCPR) to receive an interest in Liberty Global, Inc. (LGI) and to receive benefits upon retirement.  Employees of LCPR who are at least 18 years of age and (i) have worked at least three consecutive months or (ii) have completed one year of service (as defined in the Plan document) are eligible to participate in the Plan.  Effective April 1, 2006, the Plan sponsor was changed from Liberty Media International, Inc. (LMI) to LGI.  LGI reserves the right to amend the Plan at any time.

LGI was formed on January 13, 2005, for the purpose of effecting the combination of LMI and UnitedGlobalCom, Inc. (UGC), an international broadband communications provider.  LMI is the predecessor to LGI and was formed on March 16, 2004, in contemplation of the spin off of certain international cable television and programming subsidiaries and assets of Liberty Media LLC (formerly known as Liberty Media Corporation), including an interest in UGC.  On June 15, 2005, LGI completed certain mergers whereby LGI acquired all of the capital stock of UGC that LMI did not already own, and LMI and UGC each became wholly owned subsidiaries of LGI (the LGI Combination).  In the LGI Combination, (i) each outstanding share of LMI Series A common stock, LMI Series B common stock and LMI Series C common stock was exchanged for one share of the corresponding series of LGI common stock, and (ii) each outstanding share of UGC Class A common stock, UGC Class B common stock and UGC Class C common stock (other than those shares owned by LMI and its wholly owned subsidiaries) was converted into the right to receive for each share of common stock owned either (i) 0.2155 of a share of LGI Series A common stock and 0.2155 of a share of LGI Series C common stock (plus cash for any fractional share interest) or (ii) $9.58 in cash. Cash elections were subject to proration so that the aggregate cash consideration paid to UGC’s stockholders would not exceed 20% of the aggregate value of the merger consideration payable to UGC’s public stockholders.

Unless the context otherwise indicates, pre-LGI Combination investments in LMI common stock are reflected as investments in LGI common stock.

Trustee and Recordkeeper

Under the terms of a trust agreement between LGI and Oriental Financial Group, Inc. (the Trustee) and a recordkeeping agreement between LGI and Mid Atlantic Trust Company, the Trustee, through Mid Atlantic Trust Company, manages a trust fund on behalf of the Plan and has been granted authority concerning purchases and sales of investments for the trust fund.  Beginning on April 1, 2006, Oriental Financial Group, Inc. replaced Eurobank as the Trustee, and Caribbean Pension Consultants (CPC) became Administrator of the Plan.  Prior to April 2006, Fidelity Investments Institutional Operations Company, Inc. (Fidelity) was the Recordkeeper and Administrator of the Plan.

Contributions

Participants may make (i) pre-tax contributions to the Plan of up to 10% of their compensation, as defined in the Plan, or (ii) after-tax contributions up to 10% of their compensation.  LGI may make matching contributions equal to 100% of participant contributions, up to a maximum match of 10% of eligible compensation.  All participant contributions and employer matching contributions are subject to limitations as determined annually by the Puerto Rico Tax Authority.  Employee pre-tax contributions per participant were limited to $8,000 in 2006.

Employer contributions for participants who are not fully vested are invested in the LGI Series C Common Stock Fund only.  Prior to September 2006, employer contributions were only made to the Liberty Global Stock Fund.  Participants who are fully vested in their employer contributions can direct the employer contributions to any investment in the Plan.  Employee contributions may be invested in any investments in the Plan, including the Liberty Global Stock Fund and the LGI Series C Common Stock Fund.  LGI reserves the right to change the matching contribution amounts at any time.

Rollovers

Participants may elect to rollover amounts from other qualified plans or individual retirement accounts into the Plan provided that certain conditions are met.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to the lesser of $50,000 or 50% of their vested account balance.  Loans must be repaid within five years and bear interest at a rate equal to the prime rate in effect on the first day of the calendar quarter in which the loan is originated plus 1%.  This rate remains in effect for the entire calendar quarter unless an updated prime rate plus 1% is implemented by the Plan.  Loans are secured by the vested balance in the participant’s account, and bear interest at rates ranging from 5.00% to 9.25% at December 31, 2006.  Principal and interest are paid ratably through monthly payroll deductions.

Forfeitures

Forfeitures of employer contributions (due to participants’ termination prior to full vesting) are first used to pay Plan expenses, with any excess used to reduce LGI’s future matching contributions.  No forfeitures were used to reduce LGI’s matching contribution during 2006.  Forfeitures for the year ended December 31, 2006 aggregated $3,760.  During the year ended December 31, 2006, no Plan expenses were paid out of forfeitures.  Unused forfeitures aggregated $14,352 and $7,192 at December 31, 2006 and 2005, respectively.

Investment Options

As of December 31, 2006, the Plan has twenty-three investment options including nineteen mutual funds and four stock funds.  Plan participants may change investment options and contribution percentages on a daily basis.

Benefit Payments

Distributions from the Plan may be made to a participant upon attaining the age of 59½, death, total disability, financial hardship or termination of employment.  Distributions and other withdrawals are processed on a daily basis.  Benefits may be paid in a lump-sum and employer stock may be received in-kind.  In-kind distributions are priced at fair value and are accounted for when shares are transferred by the Trustee to participants. Certain other in-service distributions are allowed if certain criteria is met.

Vesting

Participant contributions are always fully vested.  Participants acquire a vested right in employer matching contributions as follows:

Vesting
Years of service	percentage

Less than 1	0%
1 year	33%
2 years	66%
3 years	100%

For purposes of vesting, participants’ years of service were carried over from the Liberty Media 401(k) Savings Plan.

Plan Termination

Although LGI has not expressed any intent to terminate the Plan, it may do so at any time, subject to the provisions of Employee Retirement Income Security Act of 1974.  The Plan provides for full and immediate vesting of all participant rights upon termination of the Plan.

Participant Accounts

Participant accounts are credited with the participant’s contributions, employer contributions, earnings and losses on investments and charged with participant withdrawals and distributions on a daily basis. The investment earnings or losses of each investment fund are allocated to each participant’s account in accordance with the Plan document.

(2)  Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis and present the net assets available for Plan benefits and the changes in those net assets.

Investments

Investments are reflected in the accompanying financial statements at fair value.  Fair value represents the closing prices for those securities having readily available market quotations, and fair value as determined by the Trustee with respect to other securities.

Net appreciation (depreciation) in fair value of investments as reflected in the accompanying statement of changes in net assets available for Plan benefits is determined as the difference between fair value at the beginning of the period (or date purchased during the year) and selling price or year-end fair value.

The Financial Accounting Standards Board (FASB) issued Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP).  Under the FSP, only assets that are attributable to fully benefit-responsive investment contracts are eligible for contract value accounting treatment.  The FSP became effective for fiscal years ending after December 15, 2006.  The Plan did not invest in any fully benefit-responsive investment contracts as of December 31, 2006 and 2005 and during the year ended December 31, 2006.

Until April 2006, the Liberty Global Stock Fund, and the Liberty Media Stock Fund were unitized funds that were measured in units rather than shares.  Since April 2006, when the Plan’s administrator was changed to CPC, these funds have been measured in shares. Subsequent to the LGI Combination in 2005, the Liberty Global Stock Fund consisted mostly of LGI Series A common stock with an insignificant amount of cash or cash equivalents.  During 2005, the Liberty Media Stock Fund consisted mostly of Liberty Media LLC Series A common stock, with an insignificant amount of cash or cash equivalents.  The shares held in the unitized funds were valued at market value plus the cash held.

On May 9, 2006, a direct, wholly owned subsidiary of Liberty Media LLC (formerly known as Liberty Media Holding Corporation) (New Liberty) merged with and into Liberty Media LLC, with Liberty Media LLC surviving (the Liberty Media Merger) and New Liberty becoming the new publicly traded parent company of Liberty Media LLC.  Immediately prior to the Liberty Media Merger, New Liberty was a direct, wholly owned subsidiary of Liberty Media LLC.  In the Liberty Media Merger, each holder of Liberty Media LLC’s common stock received, for each share of Liberty Media LLC Series A common stock held immediately prior to the Liberty Media Merger, 0.25 of a share of New Liberty’s Liberty Interactive Series A common stock and 0.05 of a share of New Liberty’s Liberty Capital Series A common stock, with cash in lieu of any fractional shares.

Securities and investment transactions are accounted for on the trade date.  The cost basis of shares shown in the Supplemental Schedules is determined using the average cost method.  Dividend income is recorded on the ex-dividend date.  Income from other investments is recorded as earned on an accrual basis.

Income Taxes

The Plan was submitted to the Puerto Rico tax authorities for a determination that the Plan is qualified under Puerto Rico laws.  On March 31, 2006, the Puerto Rico tax authorities provided a favorable determination letter that the Plan is qualified under Puerto Rico laws.  The Plan has been amended since the receipt of this determination letter, however the Plan administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan’s qualified status.

Voting Rights of Company Stock

The Trustee holds shares of LGI Series A common stock on behalf of the Plan. Each participant or beneficiary of a deceased participant shall have the right to direct the Trustee as to the manner of voting and exercise of all other rights which a shareholder of record has with respect to shares of LGI Series A common stock which have been allocated to the participant’s account.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period.  Actual results could differ from those estimates.

Plan Expenses

Any employer contribution amounts forfeited may be used to pay Plan expenses except for any fees related to loans, which are paid by participants.  Any additional administrative expenses of the Plan are paid by LCPR or LGI. Loan fees paid by participants were $6,362 during 2006.

Contributions

Contributions are recorded in the period payroll deductions are made.

Payment of Benefits

Benefits are recorded when paid.

Related Party/Party-in-Interest Transactions

Under the terms of a trust agreement between LGI and Fidelity, Fidelity managed certain funds on behalf of the Plan and had been granted authority concerning purchases and sales of investments for the trust funds through March 31, 2006.  Certain of the Plan’s investments are mutual funds and a money market fund managed by Fidelity, or an agent thereof.  There are also four funds which are comprised of LGI and Liberty Media LLC common stock. Transactions in such investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

(3)  Recent Accounting Pronouncements

In September 2006, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements (SFAS 157).  SFAS 157 defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements.  SFAS 157 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2007.  The Plan has not completed its evaluation of the impact of this standard on the financial statements.

(4)  Investments

The fair values of individual investments that represent 5% or more of the Plan’s net assets at December 31, 2006 and 2005 are as follows:

	December 31,
	2006	2005

Liberty Media Stock Fund:*
LMC Series A common stock	$—	$971,488
Cash	—	30,735
	$—	$1,002,223

Liberty Interactive Series A Common Stock Fund*	$548,676	$—
Liberty Capital Series A Common Stock Fund*	$498,032	$—
Liberty Global Stock Fund:*
LGI Series A common stock	$1,390,193	$889,536
Cash	—	43,931
	$1,390,193	$933,467

Fidelity Investment Grade Bond	$324,650	$319,681
Fidelity Retirement Money Market Account	$355,991	$223,093
Fidelity Equity Income**	$185,218	$182,642
Participant loans	$305,696	$273,122

*                    Participant and non-participant directed investments

**             Represents less than 5% of the Plan’s net assets at December 31, 2006

(5)  Changes in Net Assets Available for Plan Benefits by Investment Alternative

	Year ended December 31, 2006
	Liberty Global Stock Fund*	Liberty Global, Inc. Series C Common Stock Fund*	Liberty Media Stock Fund*	Liberty Interactive Series A Common Stock Fund*	Liberty Capital Series A Common Stock Fund *	Other Investments**	Total
Additions to net assets attributable to:
Contributions:
Participant	$11,513	$3,884	$18,457	$76	$97	$417,635	$451,662
Employer	286,448	105,629	—	13	13	56,131	448,234
Total contributions	297,961	109,513	18,457	89	110	473,766	899,896

Investment income:
Net appreciation in fair value of investments	336,719	10,531	101,517	47,032	118,594	60,784	675,177
Interest and dividend income	1,201	51	260	—	—	80,294	81,806
Total investment income	337,920	10,582	101,777	47,032	118,594	141,078	756,983

Total additions	635,881	120,095	120,234	47,121	118,704	614,844	1,656,879

Deductions from net assets attributed to:
Distributions to participants	(125,389)	(1,985)	(33,730)	(70,622)	(64,847)	(199,775)	(496,348)
Administrative expenses	(536)	—	(372)	(18)	(8)	(5,428)	(6,362)
Total deductions	(125,925)	(1,985)	(34,102)	(70,640)	(64,855)	(205,203)	(502,710)

Exchanges, participant loan withdrawals and repayments, net	(53,230)	6,574	(18,394)	(28,811)	(24,772)	118,633	—

Exchange of Liberty Media Stock Fund to Liberty Interactive Series A Common Stock Fund and Liberty Capital Series A Common Stock Fund	—	—	(1,069,961)	601,006	468,955	—	—

Net increase (decrease) in net assets available for Plan benefits	456,726	124,684	(1,002,223)	548,676	498,032	528,274	1,154,169

Net assets available for Plan benefits, beginning of year	933,467	—	1,002,223	—	—	1,325,799	3,261,489
Net assets available for Plan benefits, end of year	$1,390,193	$124,684	$—	$548,676	$498,032	$1,854,073	$4,415,658

*                    Participant directed and non-participant-directed investments.

**             Participant directed investments.

(6)  Concentrations, Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, credit and overall market volatility risks.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for Plan benefits and participant’s accounts.  Changes in the market prices of the Liberty Global Stock Fund, the Liberty Global Series C common stock, the Liberty Interactive Series A common stock, and the Liberty Capital Series A common stock prices can have a significant impact on the Plan’s net assets available for Plan benefits and participant accounts as the funds represent the following percentages of the net assets available for Plan benefits as of December 31, 2006:

Percentage of
Fund	Net assets

Liberty Global Stock Fund	31%
Liberty Global Series C Common Stock Fund	3%
Liberty Interactive Series A Common Stock Fund	12%
Liberty Capital Series A Common Stock Fund	11%

(7) Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for Plan benefits and distributions to participants per the accompanying financial statements to Form 5500:

December 31,
2006

Net assets available for Plan benefits per the accompanying financial statements	$4,415,658
Benefits payable to participants at December 31, 2006	(28,812)
Net assets available for Plan benefits per the Form 5500	$4,386,846

Year ended December 31,
2006

Distributions to participants per the accompanying financial statements	$496,348
Benefits payable to participants at December 31, 2006	28,812
Benefit payments per the Form 5500	$525,160

(8) Subsequent Events

The Plan was amended effective March 1, 2007 to provide for automatic enrollment of employees into the Plan upon eligibility unless they affirmatively elect not to participate. A pre-tax salary reduction of 3% will be contributed to the Plan for the participant. The participant may change their contribution at any time. The Plan was also amended to require pre-tax contributions to be made first, up to the tax limits, prior to making after-tax contributions.

LIBERTY GLOBAL 401(K) SAVINGS PLAN - PUERTO RICO

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
FORM 5500 SCHEDULE H, Part IV, Line 4i
December 31, 2006

Supplemental Schedule 1

	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment	Shares	Fair value
	Liberty Interactive Series A common stock	Common stock of former Plan sponsor, (historical cost — $438,524)	25,437	$548,676
	Liberty Capital Series A common stock	Common stock of former Plan sponsor (historical cost — $342,202)	5,083	498,032
*	Liberty Global Stock Fund	Common stock of Plan sponsor (historical cost — $1,004,130)	47,691	1,390,193
*	Liberty Global, Inc. Series C common stock	Common stock of Plan sponsor (historical cost — $135,703)	4,453	124,684
	Cash (held in stock purchase account)	Cash	—	100,413
	Templeton Foreign A	Mutual fund	6,165	84,092
	Aim Short Term Liquid Asset	Mutual fund	42,700	42,700
	Davis New York Venture A	Mutual fund	658	25,359
	PIMCO High Yield Fund — Administrative Class	Mutual fund	1,681	16,629
	Allianz NFJ Small Cap Value — Institutional Class	Mutual fund	442	14,259
	Baron Growth	Mutual fund	835	41,665
*	Spartan International Index	Mutual fund	1,356	59,859
*	Spartan U.S. Equity Index	Mutual fund	2,048	102,744
*	Fidelity Equity Income	Mutual fund	3,163	185,218
*	Fidelity Investment Grade Bond	Mutual fund	44,050	324,650
*	Fidelity Retirement Money Market Account	Mutual fund	355,991	355,991
*	Fidelity Blue Chip Growth	Mutual fund	882	39,074
*	Fidelity Low-Priced Stock	Mutual fund	668	29,073
*	Fidelity Freedom Income	Mutual fund	79	908
*	Fidelity Freedom 2000	Mutual fund	47	585
*	Fidelity Freedom 2010	Mutual fund	1,567	22,914
*	Fidelity Freedom 2020	Mutual fund	2,824	43,871
*	Fidelity Freedom 2030	Mutual fund	750	12,026
*	Fidelity Freedom 2040	Mutual fund	1,738	16,480

*	Participant loans	Interest rates ranging from 5.00% to 9.25%, with various maturity dates	—	305,696
				$4,385,791

*                    Until April 2006, all investments were held by Fidelity Investments Institutional Operations Company, Inc., or an agent thereof, which is a party-in-interest to the Plan.  LGI is the Plan sponsor, which is a party-in-interest to the Plan.

See accompanying report of independent registered public accounting firm.

LIBERTY GLOBAL 401(K) SAVINGS PLAN - PUERTO RICO

SCHEDULE OF REPORTABLE TRANSACTIONS
FORM 5500 SCHEDULE H, Part IV, Line 4j
For the Year Ended December 31, 2006

Supplemental Schedule 2

Identity of party involved	Description of asset	Number of transactions	Purchase Price	Selling price	Cost of assets	Current value of asset on transaction date	Net gain
Category (i) — individual transactions in excess of 5% of Plan assets:
Liberty Media LLC Stock Fund (1)	Common stock	1	$—	$1,069,961	$943,395	$1,069,061	$126,566
Liberty Interactive Series A Common Stock Fund (1)	Common stock	1	$529,913	$—	$529,913	$529,913	$—
Liberty Capital Series A Common Stock Fund (1)	Common stock	1	$413,482	$—	$413,482	$413,482	$—

Category (iii) — series of transactions in excess of 5% of Plan assets:
Liberty Media LLC Stock Fund (1)	Common stock	19	$—	$1,134,173	$1,003,233	$1,134,173	$130,940
Liberty Media LLC Stock Fund (1)	Common stock	8	$29,990	$—	$29,990	$29,990	$—
Liberty Global, Inc Stock Fund*	Common stock	74	$—	$257,530	$232,673	$257,530	$24,857
Liberty Global, Inc Stock Fund*	Common stock	16	$377,528	$—	$377,528	$377,528	$—
Liberty Interactive Series A Common Stock Fund (1)	Common stock	43	$—	$99,795	$91,800	$99,795	$7,995
Liberty Interactive Series A Common Stock Fund (1)	Common stock	5	$530,324	$—	$530,324	$530,324	$—
Liberty Capital Series A Common Stock Fund (1)	Common stock	39	$—	$91,010	$72,773	$91,010	$18,237
Liberty Capital Series A Common Stock Fund (1)	Common stock	6	$414,975	$—	$414,975	$414,975	$—

*Represents a party-in-interest.

(1)             Represents/includes changes that are attributable to the exchange of shares effected in the split of Liberty Media LLC into Liberty Interactive and Liberty Capital.

See accompanying report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Plan Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LIBERTY GLOBAL 401(k) SAVINGS PLAN — PUERTO RICO

By	/s/ Bernard Dvorak
Bernard Dvorak
Member of Plan Committee

June 29, 2007

EXHIBIT INDEX

Shown below are the exhibits which are filed or furnished as a part of this Report —

23.1 — Consent of Anton Collins Mitchell LLP